July 16, 2024

Mario Yau Kwan Ho
Co-Chief Executive Officer
NIP Group Inc.
Rosenlundsgatan 31
11 863 Stockholm, Sweden

       Re: NIP Group Inc.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed July 5, 2024
           File No. 333-280135
Dear Mario Yau Kwan Ho:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1
Description of Share Capital, page 159

1. We note that the risk factor on page 65 discloses that your post-offering memorandum and articles of association will include exclusive forum provisions. Please include comparable disclosure regarding the exclusive forum provisions in your Description of Share Capital
       Section beginning on page 159.
 July 16, 2024
Page 2

       Please contact Rucha Pandit at 202-551-6022 or Taylor Beech at 202-551-4515 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Steve Lin